Exhibit (a)(5)(D)

FOR IMMEDIATE RELEASE


                             VODAVI TECHNOLOGY, INC.

                  ANNOUNCES FINAL RESULTS OF SELF-TENDER OFFER

     Phoenix, Arizona, June 13, 2003 - Vodavi Technology, Inc. (NASDAQ: VTEK) announced today the final results of its self-tender offer, which expired at 5:00 p.m., MDT (Denver time), on Monday, June 9, 2003. Vodavi commenced the tender offer on May 9, 2003 to purchase up to 1,000,000 shares of its common stock at a price of $2.40 per share, net to the seller in cash, without interest.

     Based on the final count by the depositary for the tender offer, Vodavi purchased 829,199 shares at $2.40 per share. Vodavi now has 3,520,589 shares of common stock outstanding.

     Commenting on the results of the tender offer, Gregory K. Roeper, Vodavi's chief executive officer, stated "We are pleased with the results of the tender offer. We believe this transaction was beneficial to both tendering shareholders and those shareholders that decided to retain their ownership. We remain optimistic about the future prospects for the company and, as I have stated before, believe the results of the tender offer will be accretive to earnings moving forward."

ABOUT VODAVI

     Vodavi Technology, Inc. is headquartered in Phoenix. The company designs, develops, markets, and supports a broad range of business telecommunications solutions. Vodavi products include digital telecommunications systems, computer telephony products, and voice-processing systems including voice mail, fax mail, and Internet messaging for a wide variety of commercial applications.

     Except for historical information contained herein, the statements made in this release constitute forward-looking statements that involve certain risks and uncertainties. Certain of these risk factors and other considerations are detailed from time to time in Vodavi's reports on file with the Securities and Exchange Commission, including Vodavi's Form 10-K for the fiscal year ended December 31, 2002 and Form 10-Q for the quarter ended March 31, 2003. Vodavi disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact:

Vodavi Technology, Inc.
David A. Husband
Chief Financial Officer
480-443-6000
www.vodavi.com